Exhibit 99.5

Meritas Group

Page

Unaudited Condensed Carve-out Combined Financial Statements as of March 31, 2015 and for the three and nine month periods ended March 31, 2015 and 2014

Balance sheets	1

Statements of operations	3

Statements of comprehensive income	4

Statements of changes in net invested capital	5

Statements of cash flows	6

Notes to condensed carve-out combined financial statements	7

Carve-out Combined Financial Statements as of June 30, 2014 and 2013 and for the two years ended June 30, 2014

Report of Independent Certified Public Accountants	14

Balance sheets	16

Statements of operations	18

Statements of comprehensive income	19

Statements of changes in net invested capital	20

Statements of cash flows	21

Notes to carve-out combined financial statements	22

Meritas Group

CONDENSED CARVE-OUT COMBINED BALANCE SHEETS
(In thousands)

March 31, 2015 and June 30, 2014

	March 31, 2015	June 30, 2014
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$21,304	$32,459
Accounts receivable, net	6,008	2,369
Prepaid expenses	2,810	1,704
Other current assets	2,987	1,494

Total current assets	33,109	38,026

PROPERTY AND EQUIPMENT, NET	231,935	229,171

OTHER ASSETS
Restricted cash	350	275
Other assets	378	385
Trade names	40,150	43,038
Goodwill	36,306	38,963
Other intangible assets, net	2,752	3,046

TOTAL ASSETS	$344,980	$352,904

Meritas Group

CONDENSED CARVE-OUT COMBINED BALANCE SHEETS - CONTINUED

(In thousands)

March 31, 2015 and June 30, 2014

	March 31, 2015	June 30, 2014
	(Unaudited)
LIABILITIES AND NET INVESTED CAPITAL
CURRENT LIABILITIES
Cash overdrafts	$254	$2,464
Accounts payable and accrued expenses	15,702	20,735
Current capital lease obligations	182	279
Deferred revenue, enrollment deposits and other	72,613	86,331

Total current liabilities	88,751	109,809

LONG-TERM CAPITAL LEASE OBLIGATIONS	47,007	50,760

OTHER LONG-TERM LIABILITIES	20,926	23,092

DUE TO RELATED PARTIES	5,200	5,200

Total liabilities	161,884	188,861

NET INVESTED CAPITAL
Invested capital	193,228	166,860
Accumulated other comprehensive loss	(10,112)	(3,142)
Non-controlling interest in combined subsidiary	(20)	325

Total net invested capital	183,096	164,043

TOTAL LIABILITIES AND NET INVESTED CAPITAL	$344,980	$352,904

The accompanying notes are an integral part of these financial statements.

Meritas Group

CONDENSED CARVE-OUT COMBINED STATEMENTS OF OPERATIONS (UNAUDITED)

(In thousands)

	Three-month periods ended March 31,		Nine-month periods ended March 31,
	2015	2014	2015	2014
Revenues
Tuition and fees	$47,585	$45,387	$117,556	$111,203
Other	16,696	15,898	45,050	42,700

Total revenues	64,281	61,285	162,606	153,903

Direct costs	44,188	42,185	128,723	123,209
Selling, general and administrative expenses	4,963	4,008	14,672	13,196

Total costs and expenses	49,151	46,193	143,395	136,405

Operating income	15,130	15,092	19,211	17,498

Other income (expense)
Interest expense, net	(447)	(603)	(1,547)	(1,982)
Changes in fair value of derivatives	1,835	(154)	1,835	(1,495)
Foreign currency exchange gain	(211)	(9)	(141)	(145)

Total other income (expense)	1,177	(766)	147	(3,622)

Income before income taxes	16,307	14,326	19,358	13,876

Income tax expense	(1,356)	(1,473)	(979)	(845)

NET INCOME	14,951	12,853	18,379	13,031

Net loss (income) attributable to non-controlling interest	36	36	(219)	(213)

NET INCOME ATTRIBUTABLE TO MERITAS GROUP	$14,987	$12,889	$18,160	$12,818

The accompanying notes are an integral part of these financial statements.

Meritas Group

CONDENSED CARVE-OUT COMBINED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED)

(In thousands)

	Three-month periods ended March 31,		Nine-month periods ended March 31,
	2015	2014	2015	2014

Net income	$14,951	$12,853	$18,379	$13,031

Other comprehensive (loss) income, net of tax
Foreign currency translation adjustments	137	246	(7,390)	4,819
Minimum pension liability adjustment	140	73	420	218

Other comprehensive (loss) income	277	319	(6,970)	5,037

Comprehensive income	15,228	13,172	11,409	18,068

Less net loss (income) attributable to non-controlling interest	36	36	(219)	(213)

COMPREHENSIVE INCOME ATTRIBUTABLE TO MERITAS GROUP	$15,264	$13,208	$11,190	$17,855

The accompanying notes are an integral part of these financial statements.

Meritas Group

CONDENSED CARVE-OUT COMBINED STATEMENTS OF CHANGES IN NET INVESTED CAPITAL (UNAUDITED)

Nine-month period ended March 31, 2015

(In thousands)

	Meritas Group	Accumulated other comprehensive loss	Non- controlling interest	Total net invested capital

Balance at July 1, 2014	$166,860	$(3,142)	$325	$164,043

Distributions to non-controlling interests	—	—	(564)	(564)
Net transfers to net invested capital	8,208	—	—	8,208
Net income	18,160	—	219	18,379
Foreign currency translation adjustment	—	(7,390)	—	(7,390)
Pension liability adjustment, net of income taxes of $526	—	420	—	420

Balance at March 31, 2015	$193,228	$(10,112)	$(20)	$183,096

The accompanying notes are an integral part of these financial statements.

Meritas Group

CONDENSED CARVE-OUT COMBINED STATEMENTS OF CASH FLOWS (UNAUDITED)

Nine-month period ended March 31,

(In thousands)

	2015	2014
Cash flows from operating activities
Net income	$18,379	$13,031
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	9,816	9,177
Provision for doubtful accounts	558	569
(Gain) loss on sale of property and equipment	(82)	255
Changes in fair value of derivative	(1,835)	1,495
Non-cash foreign currency gain	(804)	(61)
Deferred rent	454	830
Changes in operating assets and liabilities
(Increase) decrease in
Accounts receivable	(4,418)	(2,028)
Prepaid expenses	(1,205)	(554)
Other current assets	246	228
Other non-current assets	1	(61)
(Decrease) increase in
Accounts payable and accrued liabilities	(3,678)	(1,855)
Unearned income and other liabilities	(12,540)	(11,798)

Net cash provided by operating activities	4,892	9,228

Cash flows from investing activities
Acquisition of property and equipment	(20,168)	(21,323)
Proceeds from sale of assets	—	376

Net cash used in investing activities	(20,168)	(20,947)

Cash flows from financing activities
Payments on capital leases	(206)	(190)
Net transfers to invested capital	8,208	22,678
Change in cash overdraft	(2,210)	(677)
Decrease in other non-current liabilities	197	85
Increase in restricted cash	(93)	(65)
Distributions paid to minority interest	(564)	(621)

Net cash provided by financing activities	5,332	21,210

Effect of exchange rate changes on cash	(1,211)	4,689

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(11,155)	14,180

Cash and cash equivalents, at beginning of period	32,459	20,533

Cash and cash equivalents, at end of period	$21,304	$34,713

Non-cash financing activity
Capital lease additions	$196	$—

Supplemental disclosures of cash flow information
Cash paid during the period for
Interest	$2,235	$2,286
Income taxes	4,137	5,560

The accompanying notes are an integral part of these financial statements.

Meritas Group

CONDENSED CARVE-OUT COMBINED FINANCIAL STATEMENTS (UNAUDITED)

March 31, 2015 and 2014

(In thousands)

NOTE 1 - DESCRIPTION OF BUSINESS

The accompanying condensed carve-out combined financial statements include the historical accounts of Meritas Group (the Group). The Group includes five schools owned by Meritas, LLC (the Parent); one located in Texas and two in Florida, as well as two international college preparatory campuses in Monterrey, Mexico, and Geneva, Switzerland. The school in Monterrey, Mexico, has two campuses. The Group also includes one school under common control that is owned by an affiliate of the Parent located in Chengdu, China.

The Group operates college preparatory schools focused on providing students with educational excellence in an effort to maximize each student’s individual potential. These schools serve students in grades Pre-K through grade 12, domestically, and through grade 13 internationally.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) have been condensed or omitted. The accompanying condensed, combined unaudited interim financial statements have been prepared in conformity with U.S. GAAP for interim financial information and the accounting policies described in the Group’s annual report for the year ended June 30, 2014. In the opinion of management, the condensed carve-out combined financial statements included herein reflect all adjustments that are of a normal and recurring nature and are necessary to present fairly the results of operations and financial position of the Group. This report should be read in conjunction with the audited financial statements and notes for the years ended June 30, 2014 and 2013.

The accompanying condensed carve-out combined financial statements have been prepared in accordance with U.S. GAAP using the historical results of operations and historical cost basis of the assets and liabilities of the schools that comprise the Group. These condensed carve-out combined financial statements have been prepared solely to demonstrate its historical results of operations, financial position and cash flows for the indicated periods. All intercompany balances and transactions within the Group have been eliminated. Transactions and balances between the Group and the Parent are reflected as related party transactions within these condensed carve-out combined financial statements.

The condensed carve-out combined financial statements include all revenues and costs directly attributable to the Group, including costs for facilities, functions and services used by the Group. Costs for certain functions and services performed by the centralized Parent organization are directly charged to the Group based on usage or other allocation methods. The results of operations also include allocations of costs for administrative functions and services performed on behalf of the Group by centralized staff groups within the Parent and the Parent’s general corporate expenses. Transactions between the Parent and the Group are accounted for through the net investment line item. Transactions between the Parent and the Group are deemed to have been settled immediately through the net investment.

The Parent uses a centralized approach for its domestic schools for cash management and financing its operations. Accordingly, cash and cash equivalents or debt have not been allocated to the Group in the condensed carve-out combined financial statements. The cash balances included on the accompanying

Meritas Group

CONDENSED CARVE-OUT COMBINED FINANCIAL STATEMENTS (UNAUDITED) - CONTINUED

March 31, 2015 and 2014

(In thousands)

condensed carve-out combined balance sheets relate to specific accounts maintained by the schools of the group. The Parent’s short- and long-term debt has not been pushed down to the Group’s condensed carve-out combined financial statements because it is not specifically identifiable to the Group.

All of the allocations and estimates in the condensed carve-out combined financial statements are based on assumptions that management of the Parent and the Group believes are reasonable. However, the condensed carve-out combined financial statements included herein may not be indicative of the financial position, results of operations and cash flows of the Group in the future or if the Group had been a separate, stand-alone entity during the periods presented. Actual costs that would have been incurred if the Group had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, such as the division of shared services in human resources, corporate stewardship, legal, finance, sourcing, information systems and marketing, among others.

The Parent incurs significant corporate costs for services provided to the Group as well as other Parent businesses. These costs include expenses for information systems, accounting, other financial services such as treasury and audit, purchasing, human resources, legal, facilities, IT, marketing and business analysis support. A portion of these costs benefit multiple or all the Parent businesses, including the Group, and are allocated to the Group using methods based on proportionate formulas involving total revenues, costs or other allocation methods that management believes are consistent and reasonable.

The allocated leveraged functional service expenses and general corporate expenses included in the combined financial statements were $2,464 and $2,151 for the three-month periods ended March 31, 2015 and 2014, respectively, and $7,101 and $7,356 for the nine-month periods ended March 31, 2015 and 2014, respectively. The Parent’s interest expense, deemed a financing charge, which was allocated to the Group, was $2,449 and $1,856 for the three-month periods ended March 31, 2015 and 2014, respectively, and $7,521 and $5,840 for the nine-month periods ended March 31, 2015 and 2014, respectively, and was determined based on the net invested capital. All these amounts were recorded in selling, general and administrative expense in the condensed carve-out combined statements of operations.

Also included in the Group are holding companies which are domiciled in Gibraltar and Luxembourg. All schools are wholly owned by the Group, except for a 49.5% non-controlling interest in a consolidated subsidiary of the Group held by an independent party. The Parent is a limited liability company whereby each member of the Group shall not be liable for the debts, obligations or liabilities of the Parent in excess of their net investments.

Accounts Receivable

The Group’s accounts receivable are primarily comprised of tuition due from parents and are presented at estimated net realizable value. The Group uses estimates in determining the collectability of its accounts receivable and must rely on its evaluation of its experience with historical trends, and specific customer issues identified through review of past-due receivables to arrive at appropriate reserves. Material differences may result in the amount and timing of bad debt expense if actual experience differs from management’s estimates. The Group charges off receivables deemed to be uncollectible to the allowance for doubtful accounts. As of March 31, 2015 and June 30, 2014, accounts receivable are reflected net of an allowance for doubtful accounts of $4,371 and $4,170, respectively. Included in direct costs in the accompanying condensed carve-out combined statements of operations are provisions for doubtful accounts of $160 and $161 for the three-month periods

Meritas Group

CONDENSED CARVE-OUT COMBINED FINANCIAL STATEMENTS (UNAUDITED) - CONTINUED

March 31, 2015 and 2014

(In thousands)

ended March 31, 2015 and 2014, respectively, and $558 and $569 for the nine-month periods ended March 31, 2015 and 2014, respectively.

Goodwill and Other Intangible Assets

The Group evaluates goodwill as of the last day of the third quarter or more frequently if managements believes indicators of impairment exist. In 2015, the Group assessed qualitative factors to determine whether it is more likely that not that the fair value of the reporting unit is less than its carrying amount, including goodwill. Prior to 2015, the Group used a two-step quantitative goodwill impairment test. The Group’s evaluation of impairment during 2015 and 2014 resulted in no impairment losses.

Long-lived Assets

Long-lived assets consist primarily of property, equipment and amortizable intangible assets. The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Group estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized by comparing the fair value of assets to their carrying value. During the year ended June 30, 2014, and at the nine-month period ended March 31, 2015, the Group did not record an impairment loss.

Other Long-term Liabilities

Other long-term liabilities consist of the following at March 31, 2015 and June 30, 2014:

	2015	2014
	(Unaudited)

Deferred gain	$8,684	$9,487
Pension liabilities	7,740	9,451
Deferred tax liabilities	209	598
Deferred rent	4,138	3,472
Other	155	84

Total	$20,926	$23,092

Foreign Currency Translation

The functional currencies for the Group’s foreign subsidiaries are the applicable local currencies. Assets and liabilities of non-U.S. schools are translated to U.S. dollars at period-end exchange rates. Income and expense items are translated at weighted-average exchange rates prevailing during the year. Gains or losses resulting from translation are recorded as a separate component of accumulated other comprehensive loss. Transaction gains and losses are recognized in the results of operations based on the difference between foreign exchange rates on the transaction date and on the settlement date.

Meritas Group

CONDENSED CARVE-OUT COMBINED FINANCIAL STATEMENTS (UNAUDITED) - CONTINUED

March 31, 2015 and 2014

(In thousands)

Use of Estimates

The preparation of condensed carve-out combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the carve-out combined financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences may be material.

NOTE 3 - GOODWILL AND OTHER INTANGIBLE ASSETS

The change in the carrying amount of goodwill for the nine-month period ended March 31, 2015, is as follows:

Balance as of June 30, 2014	$38,963

Effects from exchange rate fluctuations	(2,657)

Balance as of March 31, 2015	$36,306

The balances for trade names and other intangibles, net as of March 31, 2015 and June 30, 2014, are as follows:

		March 31,	June
	Lives	2015	30,2014

Trade names with indefinite lives		$40,150	$43,038

Student roster	6 - 15 years	$1,208	$1,300
Registration fees	80 years	2,893	3,128

Total other intangible assets		4,101	4,428

Less accumulated amortization		1,349	1,382

Other intangible, net assets		$2,752	$3,046

Amortization of definite-lived intangible assets for the three-month periods ended March 31, 2015 and 2014, was $24 and $25, respectively, and $72 and $73 for the nine-month periods ended March 31, 2015 and 2014, respectively.

Meritas Group

CONDENSED CARVE-OUT COMBINED FINANCIAL STATEMENTS (UNAUDITED) - CONTINUED

March 31, 2015 and 2014

(In thousands)

Estimated amortization expense for the next five fiscal years is as follows:

2016	$49
2017	38
2018	38
2019	38
2020	38

NOTE 4 - RELATIONSHIPS WITH PARENT COMPANY

Cash management and financing

The Group participates in the Parent’s centralized cash management and financing programs. Disbursements are made through centralized accounts payable systems which are operated by the Parent. Cash receipts are transferred to centralized accounts, also maintained by the Parent. As cash is disbursed and received by the Parent, it is accounted for by the Group through net invested capital. All short- and long-term debt is financed by the Parent and financing decisions are determined by the central Parent treasury operations.

The Parent maintains a credit facility, which includes an $180,000 term loan, an $80,000 second lien term loan and a $30,000 unsecured revolving credit facility. The unsecured revolving credit facility bears interest at LIBOR plus 5.75% and matures on June 24, 2018 (7.0% at March 31, 2015). Prior to July 23, 2014, the Parent maintained a $215,000 term loan and a $30,000 unsecured revolving credit facility. Amounts are allocated to the Group for interest in the accompanying condensed carve-out combined financial statements. All of the domestic assets and a pledge of 65% of the holding company of the schools in Switzerland and Mexico are collateral as part of the Parent’s credit facility.

The Parent is required to comply with certain financial covenants under the credit facility, including maintaining a leverage ratio (debt-to-EBITDA) and a fixed charge coverage ratio. As of March 31, 2015 and June 30, 2014, the Parent was in compliance with all covenants under the credit facility and was compliant with all covenants under the previous credit facility for the preceding three quarters. Should the Parent undergo a change of control, this credit facility would be paid in full at the time of closing.

NOTE 5 - FAIR VALUE MEASUREMENTS

Certain financial assets and liabilities are recorded at fair value, which is defined as an exit price, representing that amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Group determines fair value based upon a hierarchy that defines three levels of inputs that may be used to measure fair value.

Meritas Group

CONDENSED CARVE-OUT COMBINED FINANCIAL STATEMENTS (UNAUDITED) - CONTINUED

March 31, 2015 and 2014

(In thousands)

The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs, other than Level 1 inputs that are either directly or indirectly observable.

Level 3 - Valuation techniques that use significant inputs that are unobservable, which reflect those that market participants would use.

The determination of whether an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following tables summarize the Group’s financial assets and liabilities measured at fair value on a recurring basis, segregated among the appropriate levels within the fair value hierarchy:

		March 31, 2015
		Fair value measurements using
Description	Fair value	Level 1	Level 2	Level 3

Publicly traded money market accounts	$1,929	$1,929	$—	$—
Foreign currency hedges	1,277	—	1,277	—

		June 30, 2014
		Fair value measurements using
Description	Fair value	Level 1	Level 2	Level 3

Publicly traded money market accounts	$2,348	$2,348	$—	$—

The following is a description of the valuation techniques used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Publicly traded money market accounts - Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash equivalents and restricted cash in the accompanying condensed carve-out combined balance sheets.

Foreign currency hedges - Fair values of foreign currency hedges are based on model-derived valuations using the foreign currency strike prices compared to actual foreign currency rates observed during the terms of the options. Therefore, the derivatives are classified within Level 2 of the fair value hierarchy.

Meritas Group

CONDENSED CARVE-OUT COMBINED FINANCIAL STATEMENTS (UNAUDITED) - CONTINUED

March 31, 2015 and 2014

(In thousands)

NOTE 6 - INCOME TAXES

Substantially all of the Group’s domestic operations are structured as limited liability corporations. Additionally, two foreign schools are subject to income taxes in the countries in which they operate. The Group’s Mexican school is tax-exempt as a result of their status as educational institutions for income tax purposes.

The effective tax rate for the three-month periods and nine-month periods of 2015 and 2014 differ from the amount determined by applying the applicable U.S. federal statutory income tax rate of 34% due to state taxes, foreign taxes, valuation allowances and non-deductible expenses.

NOTE 7 - EMPLOYEE BENEFIT PLANS

European Defined Benefit Plan

The Company maintains a defined benefit pension plan (the Plan) covering substantially all of its European employees. Payments are made to the Plan by the employee and the employer. The Group contribution paid to the Plan, as required by funding regulations, during the nine-month period ended March 31, 2015, was $2,193. No discretionary or non-cash contributions were made during this period. Participants contributed $2,147 for the same period.

NOTE 8 - SUBSEQUENT EVENTS

The Group evaluated its condensed carve-out combined financial statements for subsequent events through May 12, 2015, the date the condensed carve-out combined financial statements were available to be issued. With the exception of the matters discussed below, there were no material subsequent events that required recognition or additional disclosure in the condensed carve-out combined financial statements.

On April 27, 2015, the Parent entered into a definitive agreement to sell the Group to Nord Anglia Education, Inc. (NYSE: NORD) for $575,000 in cash, subject to certain adjustments. The transaction is scheduled to close in mid-2015, subject to receipt of regulatory approvals and the satisfaction of other closing conditions.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	Grant Thornton LLP 175 W Jackson Boulevard, 20th Floor Chicago, IL 60604-2687 T 312.856.0200 F 312.565.4719 GrantThornton.com linkd.in/GrantThorntonUS twitter.com/GrantThorntonUS

Board of Directors
Meritas, LLC

We have audited the accompanying carve-out combined financial statements of Meritas Group (the carved-out operations of five schools owned and managed by Meritas, LLC, and one school managed by Meritas, LLC and commonly controlled by Sterling Capital Partners), which comprise the carve-out combined balance sheets as of June 30, 2014 and 2013, and the related carve-out combined statements of operations, comprehensive income, changes in net invested capital and cash flows for the years then ended, and the related notes to the financial statements.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these carve-out combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of carve-out combined financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these carve-out combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the carve-out combined financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the carve-out combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the carve-out combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the carve-out combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd

reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the carve-out combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the carve-out combined financial statements referred to above present fairly, in all material respects, the financial position of Meritas Group as of June 30, 2014 and 2013, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP
Chicago, Illinois
May 8, 2015

Grant Thornton LLP

U.S. member firm of Grant Thornton International Ltd

Meritas Group

CARVE-OUT COMBINED BALANCE SHEETS

June 30,

(In thousands)

	2014	2013
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$32,459	$20,533
Accounts receivable, net	2,369	2,356
Prepaid expenses	1,704	1,795
Other current assets	1,494	1,990

Total current assets	38,026	26,674

PROPERTY AND EQUIPMENT, NET	229,171	206,272

OTHER ASSETS
Restricted cash	275	215
Other assets	385	380
Trade names	43,038	41,427
Goodwill	38,963	37,390
Other intangible assets, net	3,046	2,967

TOTAL ASSETS	$352,904	$315,325

Meritas Group

CARVE-OUT COMBINED BALANCE SHEETS - CONTINUED

June 30,

(In thousands)

	2014	2013
LIABILITIES AND NET INVESTED CAPITAL

CURRENT LIABILITIES
Cash overdrafts	$2,464	$846
Accounts payable and accrued expenses	20,735	18,289
Current capital lease obligations	279	251
Deferred revenue, enrollment deposits and other	86,331	78,711

Total current liabilities	109,809	98,097

LONG-TERM CAPITAL LEASE OBLIGATIONS	50,760	48,199

OTHER LONG-TERM LIABILITIES	23,092	18,335

DUE TO RELATED PARTIES	5,200	5,200

Total liabilities	188,861	169,831

NET INVESTED CAPITAL
Invested capital	166,860	148,866
Accumulated other comprehensive loss	(3,142)	(3,768)
Non-controlling interest in consolidated subsidiary	325	396

Total net invested capital	164,043	145,494

TOTAL LIABILITIES AND NET INVESTED CAPITAL	$352,904	$315,325

The accompanying notes are an integral part of these financial statements.

Meritas Group

CARVE-OUT COMBINED STATEMENTS OF OPERATIONS

Years ended June 30,

(In thousands)

	2014	2013
Revenues
Tuition and fees	$150,133	$140,151
Other	59,342	54,774

Total revenues	209,475	194,925

Direct costs	165,792	154,754
Selling, general and administrative expenses	18,256	16,134

Total costs and expenses	184,048	170,888

Operating income	25,427	24,037

Other (expense) income
Interest expense, net	(2,533)	(2,530)
Changes in fair value of derivatives	(1,097)	386
Foreign currency exchange gain	1,552	193

Total other expense	(2,078)	(1,951)

Income before income taxes	23,349	22,086

Income tax expense	(3,801)	(3,836)

NET INCOME	19,548	18,250

Net income attributable to non-controlling interest	(605)	(628)

NET INCOME ATTRIBUTABLE TO MERITAS GROUP	$18,943	$17,622

The accompanying notes are an integral part of these financial statements.

Meritas Group

CARVE-OUT COMBINED STATEMENTS OF COMPREHENSIVE INCOME

Years ended June 30,

(In thousands)

	2014	2013

Net income	$19,548	$18,250

Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	4,115	10
Minimum pension liability adjustment	(3,489)	1,558

Other comprehensive income	626	1,568

Comprehensive income	20,174	19,818

Less net income attributable to non-controlling interest	(605)	(628)

COMPREHENSIVE INCOME ATTRIBUTABLE TO MERITAS GROUP	$19,569	$19,190

The accompanying notes are an integral part of these financial statements.

Meritas Group

CARVE-OUT COMBINED STATEMENTS OF CHANGES IN NET INVESTED CAPITAL

Year ended June 30, 2014

(In thousands)

	Meritas Group	Accumulated other comprehensive income (loss)	Non- controlling interest	Total net invested capital

Balance at July 1, 2012	$162,629	$(5,336)	$331	$157,624

Distributions to non-controlling interests	—	—	(563)	(563)
Net transfers to net invested capital	(31,385)	—	—	(31,385)
Net income	17,622	—	628	18,250
Foreign currency translation adjustment	—	10	—	10
Pension liability adjustment, net of income tax expense of $520	—	1,558	—	1,558

Balance at June 30, 2013	148,866	(3,768)	396	145,494

Distributions to non-controlling interests	—	—	(676)	(676)
Net transfers to net invested capital	(949)	—	—	(949)
Net income	18,943	—	605	19,548
Foreign currency translation adjustment	—	4,115	—	4,115
Pension liability adjustment, net of income tax benefit of $(695)	—	(3,489)	—	(3,489)

Balance at June 30, 2014	$166,860	$(3,142)	$325	$164,043

The accompanying notes are an integral part of these financial statements.

Meritas Group

CARVE-OUT COMBINED STATEMENTS OF CASH FLOWS

Years ended June 30,

(In thousands)

	2014	2013
Cash flows from operating activities
Net income	$19,548	$18,250
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization	12,410	10,924
Provision for doubtful accounts	808	544
Benefit for deferred income taxes	(76)	(107)
Changes in fair value of derivatives	1,097	(386)
Loss on sale of property and equipment	235	436
Non-cash foreign currency gain	(14)	(1,637)
Deferred rent	1,040	992
Changes in operating assets and liabilities
(Increase) decrease in
Accounts receivable	(554)	(120)
Prepaid expenses	135	(180)
Other current assets	(682)	694
Other non-current assets	(12)	14
(Decrease) increase in
Accounts payable and accrued liabilities	(920)	651
Deferred revenue, enrollment deposits and other	8,909	12,970
Net cash provided by operating activities	41,924	43,045
Cash flows from investing activities
Acquisition of property and equipment	(29,884)	(17,934)
Proceeds from sale of assets	376	405
Net cash used in investing activities	(29,508)	(17,529)
Cash flows from financing activities
Payments on capital leases	(271)	(188)
Net transfers to invested capital	(949)	(31,385)
Change in cash overdraft	1,618	241
Payments on financing liability	(33)	(30)
Increase in other non-current liabilities	—	292
Decrease in restricted cash	(50)	(132)
Distributions paid to minority interest	(676)	(563)
Net cash used in financing activities	(361)	(31,765)
Effect of exchange rate changes on cash	(129)	1,288
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	11,926	(4,961)
Cash and cash equivalents, at beginning of year	20,533	25,494
Cash and cash equivalents, at end of year	$32,459	$20,533
Non-cash financing activity
Capital lease additions	$—	$450
Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$2,957	$2,857
Income taxes	4,830	4,390

The accompanying notes are an integral part of these financial statements.

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS

June 30, 2014 and 2013

(In thousands)

NOTE 1 - DESCRIPTION OF BUSINESS

Meritas Group (the Group) is the carve-out combined financial statements that includes five schools owned by Meritas, LLC (the Parent); one located in Texas and two in Florida, as well as two international college preparatory campuses in Monterrey, Mexico, and Geneva, Switzerland. The school in Monterrey, Mexico, has two campuses. The Group also includes one school under common control, which is owned by an affiliate of the Parent located in Chengdu, China.

The Group operates college preparatory schools focused on providing students with educational excellence in an effort to maximize each student’s individual potential. These schools serve students in grades Pre-K through grade 12, domestically, and through grade 13 internationally.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying carve-out combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) using the historical results of operations and historical cost basis of the assets and liabilities of the schools that comprise the Group. These carve-out combined financial statements have been prepared solely to demonstrate its historical results of operations, financial position and cash flows for the indicated periods. All intercompany balances and transactions within the Group have been eliminated. Transactions and balances between the Group and the Parent are reflected as related-party transactions within these carve-out combined financial statements.

The carve-out combined financial statements include all revenues and costs directly attributable to the Group, including costs for facilities, functions and services used by the Group. Costs for certain functions and services performed by centralized Parent organization are directly charged to the Group based on usage or other allocation methods. The results of operations also include allocations of costs for administrative functions and services performed on behalf of the Group by centralized staff groups within the Parent and the Parent’s general corporate expenses. Transactions between the Parent and the Group are accounted for through the net investment line item. Transactions between the Parent and the Group are deemed to have been settled immediately through the net investment.

All charges and allocations of cost for facilities, functions and services performed by the Parent organization have been deemed paid by the Group to the Parent in the period in which the cost was recorded in the carve-out combined financial statements.

The Parent uses a centralized approach for its domestic schools for cash management and financing its operations. Accordingly, cash and cash equivalents or debt have not been allocated to the Group in the carve-out combined financial statements. The cash balances included on the accompanying carve-out combined balance sheets relate to specific accounts maintained by the schools of the Group. The Parent’s short- and long-term debt have not been pushed down to the Group’s carve-out combined financial statements because it is not specifically identifiable to the Group.

All of the allocations and estimates in the carve-out combined financial statements are based on assumptions that management of the Parent and the Group believes are reasonable. However, the carve-out combined

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

financial statements included herein may not be indicative of the financial position, results of operations and cash flows of the Group in the future or if the Group had been a separate, stand-alone entity during the periods presented. Actual costs that would have been incurred if the Group had been a stand-alone company would depend on multiple factors, including organizational structure and strategic decisions made in various areas, such as the division of shared services in human resources, corporate stewardship, legal, finance, sourcing, information systems and marketing, among others.

The Parent incurs significant corporate costs for services provided to the Group, as well as other Parent businesses. These costs include expenses for information systems, accounting, other financial services such as treasury and audit, purchasing, human resources, legal, facilities, IT, marketing and business analysis support. A portion of these costs benefit multiple or all the Parent businesses, including the Group, and are allocated to the Group using methods based on proportionate formulas involving total revenues, costs or other allocation methods that management believes are consistent and reasonable.

The allocated leveraged functional service expenses and general corporate expenses included in the carve-out combined financial statements were $10,588 and $8,359 for the years ended June 30, 2014 and 2013, respectively. The Parent’s interest expense, deemed a financing charge, which was allocated to the Group was $7,585 and $7,774 for the years ended June 30, 2014 and 2013, respectively, and was determined based on the net invested capital. All these amounts were recorded in selling, general and administrative expense in the carve-out combined statements of operations.

Also included in the Group are holding companies that are domiciled in Gibraltar and Luxembourg. All schools are wholly owned by the Group, except for a 49.5% non-controlling interest in a consolidated subsidiary of the Group held by an independent party. The Parent is a limited liability company whereby each member of the Group shall not be liable for the debts, obligations or liabilities of the Parent in excess of their net investments.

Cash and Cash Equivalents

The Group considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents include money market accounts. Bank overdrafts are excluded from cash and cash equivalents and are reflected in the accompanying carve-out combined balance sheets as bank overdrafts in the current liabilities in the carve-out combined balance sheets. As of June 30, 2014 and 2013, cash and cash equivalents excludes bank overdrafts of $2,464 and $846, respectively.

Restricted Cash

Restricted cash consists of cash held in escrow accounts due to landlord requirements.

Fair Values of Financial Instruments

Cash and cash equivalents, accounts receivable and accounts payable are reflected in the accompanying carve-out combined balance sheets at cost, which approximates fair value given the short-term maturity of these instruments. The carrying value of foreign currency hedges are recorded at fair market value.

Accounts Receivable

The Group’s accounts receivable are primarily comprised of tuition due from parents and are presented at estimated net realizable value. The Group uses estimates in determining the collectability of its accounts

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

receivable and must rely on its evaluation of its experience with historical trends, and specific customer issues identified through review of past-due receivables to arrive at appropriate reserves. Material differences may result in the amount and timing of bad debt expense if actual experience differs from management’s estimates. The Group charges off receivables deemed to be uncollectible to the allowance for doubtful accounts. As of June 30, 2014 and 2013, accounts receivable are reflected net of an allowance for doubtful accounts of $4,170 and $4,000, respectively. Included in direct costs in the accompanying carve-out combined statements of operations are provisions for doubtful accounts of $808 and $544 for the years ended June 30, 2014 and 2013, respectively.

Property and Equipment

Property and equipment are recorded at cost. Repairs and maintenance costs are expensed as incurred. Assets under construction are reflected in construction-in-progress until they are ready for their intended use. Construction period interest is capitalized for long-term construction projects. Total finance charges allocated to the Group based on the Parent’s calculation for large construction projects capitalized during the years ended June 30, 2014 and 2013, was $308 and $105, respectively.

Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Depreciation periods are as follows:

Buildings	27 - 39 years
Building and land improvements	20 years
Furniture, computer equipment, educational equipment	3 - 10 years
Leasehold improvements	2 - 20 years
Software	3 years
Vehicles	5 years
Books and other	3 - 10 years

Concentrations of Credit Risk

Financial instruments, which potentially subject the Group to concentrations of credit risk, consist principally of excess cash and cash equivalents and accounts receivable. At June 30, 2014 and 2013, the Group had cash held in foreign banks of $30,521 and $18,515, respectively. At times, cash and cash equivalent balances may be in excess of Federal Deposit Insurance Corporation insured limits. However, management believes the Group is not exposed to significant credit risk because the Group maintains these balances in diverse, stable financial institutions. Concentrations of credit risk with respect to accounts receivable are reduced due to the Group’s large number of students and their dispersion worldwide.

In addition to its locations in the United States, the Group operates private schools in Switzerland, Mexico and China. At June 30, 2014 and 2013, net assets (deficit) included in the Group’s carve-out combined balance sheets related to these schools totaled:

	2014	2013
Switzerland	$56,079	$63,141
Mexico	23,693	20,947
China	(6,974)	(5,356)

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

Revenue Recognition

Total revenues include tuitions reduced by discounts and scholarships, fees for registration and other educational services, as well as other revenues primarily comprised of supplemental fees from after-school and summer programs, camps, field trips, and sales of products and food. Tuition revenues and school-related services are recognized when the following criteria have been met: execution of an enrollment agreement or a contract that contains a specific tuition rate and a fee, rendering of educational services over time, and probable collection. Tuition payments received in advance of the time period for which service is to be performed are recorded as deferred revenue. All other revenues are recognized as the service is provided. Application fees are recognized as received and are an insignificant amount. Certain other fees may be received in advance of services being rendered, in which case the fee revenue is deferred and recognized over the appropriate period of service. The Group receives donations to provide scholarships to its schools and for the purchase of educational materials and provision of programs. The Group recognizes donation revenue upon receiving a legally enforceable pledge of funds and fulfilling any restrictions.

For the years ended June 30, 2014 and 2013, other revenue consists of:

	2014	2013

School-related services	$35,147	$32,541
Sales of products and food	5,892	5,693
After-school programs, preschool revenue and other	18,303	16,540

Total	$59,342	$54,774

Advertising and Promotion

Advertising and promotion costs, which are principally included in direct costs, are expensed as incurred. Advertising and promotion expense was $1,446 and $928 for the years ended June 30, 2014 and 2013, respectively, and included in direct costs in the accompanying carve-out combined statements of operations.

Goodwill and Other Intangible Assets

Goodwill consists of the cost in excess of fair value of the identifiable net assets of entities acquired in business combinations. Other intangibles include trade names with indefinite lives, student roster assets and registration fees assets that were acquired in business combinations. Trade names are valued by the “relief from royalty” method, estimating the amount of royalty income that would be generated if the assets were licensed in an arm’s length transaction to a third party. The Group uses the income approach excess earnings method to establish student rosters and certain other acquired intangible asset values. The resulting asset values reflect the present value of the projected earnings generated over the projected period. The cost of intangible assets with finite useful lives is amortized on a straight-line basis over estimated useful lives ranging from five to 80 years.

Goodwill is potentially impaired when the carrying amount of a reporting unit’s goodwill exceeds its implied fair value, as determined under a two-step approach. The first step is to determine the estimated fair value of each reporting unit with goodwill. The Group estimates the fair value of each reporting unit by estimating the present value of the reporting unit’s future cash flows. If the recorded net assets of the reporting unit are less than the reporting unit’s estimated fair value, then no impairment is indicated. Alternatively, if the recorded

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

net assets of the reporting unit exceed its estimated fair value, then goodwill is potentially impaired and a second step is performed. In the second step, the implied fair value of the goodwill is determined by deducting the estimated fair value of all tangible and identifiable intangible net assets of the reporting unit from the estimated fair value of the reporting unit. An impairment charge is recorded for the excess if the recorded amount of goodwill exceeds this implied fair value.

The impairment test for indefinite-lived assets, consisting of trade names, generally requires a new determination of the fair value of the intangible asset. If the fair value of the intangible asset is less than its carrying value, an impairment loss is recognized for an amount equal to the difference. The intangible asset is then carried at its new fair value.

Estimates used to determine fair values of goodwill and indefinite-lived assets require the use of judgment and numerous subjective assumptions, which include enrollment, tuition rates and retention of students, if actual experience varies from the estimates, could result in material differences in the requirements for impairment charges.

As of June 30, 2014 and 2013, the Group performed the annual goodwill and indefinite-lived intangibles impairment tests and did not record an impairment charge.

Long-lived Assets

Long-lived assets consist primarily of property, equipment and amortizable intangible assets. The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, the Group estimates the future undiscounted cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected undiscounted future cash flows is less than the carrying amount of the assets, an impairment loss is recognized by comparing the fair value of assets to their carrying value. During the years ended June 30, 2014 and 2013, the Group did not record an impairment charge.

Income Taxes

All of the Group’s domestic operations are structured as limited liability corporations. Each of these entities are treated as a partnership for federal tax purposes. As a result, substantially all of the Group’s U.S. taxable income or losses are included in the federal income tax returns of the Group’s Parent’s unit holders. Operations in Switzerland, China and Luxembourg are subject to income tax. The Group’s Mexican school is currently tax-exempt from income tax as a result of their status as educational institutions.

The Group accounts for income taxes in accordance with the asset and liability method. Accordingly, deferred income taxes have been provided to show the effect of temporary differences between the recognition of revenue and expenses for financial and income tax reporting purposes and between the tax bases of assets and liabilities and their reported amounts in the carve-out combined financial statements.

The Group is required to recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority.

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

Other Long-term Liabilities

Other long-term liabilities consist of the following at June 30:

	2014	2013

Deferred gain	$9,487	$9,068
Pension liabilities	9,451	5,108
Deferred tax liabilities	598	1,735
Deferred rent	3,472	2,423
Other	84	1

Total	$23,092	$18,335

Foreign Currency Translation

The functional currencies for the Group’s foreign subsidiaries are the applicable local currencies. Assets and liabilities of non-U.S. schools are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at weighted-average exchange rates prevailing during the year. Gains or losses resulting from translation are recorded as a separate component of accumulated other comprehensive loss. Transaction gains and losses are recognized in the results of operations based on the difference between foreign exchange rates on the transaction date and on the settlement date.

Use of Estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the combined financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and those differences may be material.

Change in Estimate

The Group revised its estimate for determining the balance of unclaimed security deposits outstanding. This change was accounted for prospectively as a change in accounting estimate and, as a result, an additional $943 was recognized as a reduction to selling, general and administrative expenses for the year ended June 30, 2014.

Comprehensive Income

Comprehensive income is defined as the change in the net investment from transactions and other events from non-member sources. Comprehensive income includes net earnings and other changes in net investment that bypass the carve-out combined statements of operations, such as foreign currency translation adjustments and actuarial minimum liability adjustments, and are reported as a separate component of net invested capital. Included in accumulated other comprehensive income net of tax is $(9,093) and $(5,604) of post-retirement liability at June 30, 2014 and 2013, respectively, and $5,951 and $5,234 of foreign currency translation adjustments at June 30, 2014 and 2013, respectively.

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

NOTE 3 - PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of the following at June 30:

	2014	2013

Buildings and building improvements	$186,325	$172,949
Land and land improvements	42,149	39,635
Furniture, fixtures and equipment	27,720	22,451
Leasehold improvements	10,598	7,705
Software	2,113	2,013
Vehicles	5,339	4,969
Construction in progress	20,623	9,894
Books and other	5,677	4,702

Total property and equipment	300,544	264,318

Less accumulated depreciation and amortization	(71,373)	(58,046)

Property and equipment, net	$229,171	$206,272

Depreciation and amortization expense for the years ended June 30, 2014 and 2013, was $12,312 and $10,807, respectively.

NOTE 4 - GOODWILL AND OTHER INTANGIBLE ASSETS

The changes in the carrying amount of goodwill for the years ended June 30, 2014 and 2013, are as follows:

Balance as of July 1, 2012	$36,972

Effects from exchange rate fluctuations	418

Balance as of June 30, 2013	37,390

Effects from exchange rate fluctuations	1,573

Balance as of June 30, 2014	$38,963

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

The balances for trade names and other intangibles, net as of June 30, 2014 and 2013, are as follows:

	Lives	2014	2013

Trade names with indefinite lives		$43,038	$41,427

Student roster	6 - 15 years	$1,300	$1,274
Registration fees	80 years	3,128	2,949

Total other intangible assets		4,428	4,223

Less accumulated amortization		1,382	1,256

Other intangible, net assets		$3,046	$2,967

Amortization of definite-lived intangible assets for the years ended June 30, 2014 and 2013, was $98 and $117, respectively. Estimated amortization expense for the next five fiscal years is as follows:

Year ending June 30,
2015	$94
2016	50
2017	39
2018	39
2019	39

NOTE 5 - RELATIONSHIPS WITH PARENT COMPANY

Cash management and financing

The Group participates in the Parent’s centralized cash management and financing programs. Disbursements are made through centralized accounts payable systems that are operated by the Parent. Cash receipts are transferred to centralized accounts, also maintained by the Parent. As cash is disbursed and received by the Parent, it is accounted for by the Group through net invested capital. All short- and long-term debt is financed by the Parent and financing decisions are determined by central Parent treasury operations.

The Parent maintains a credit facility that includes a $215,000 term loan and a $30,000 unsecured revolving credit facility. The unsecured revolving credit facility bears interest at LIBOR plus 5.75% and matures on June 24, 2018 (7.0% at June 30, 2014). As of June 30, 2014 and 2013, the Parent had $26,750 available on the revolving credit facility. Amounts are allocated to the Group for interest in the accompanying carve-out combined financial statements.

The Parent is required to comply with certain financial covenants under the credit facility, including maintaining a leverage ratio (debt-to-EBITDA) and a fixed charge coverage ratio. As of June 30, 2014 and 2013, the Parent was in compliance with all financial covenants under the credit facility and was compliant with all covenants under the previous credit facility for the preceding three quarters. Should the Parent undergo a change of

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

control, this credit facility would be paid in full at the time of closing. All of the domestic assets and a pledge of 65% of the holding company of the schools in Switzerland and Mexico are collateral as part of the Parent’s credit facility.

The Group enters into foreign currency options to buy U.S. dollars and sell Swiss Francs to manage its Switzerland operation’s currency exposure on its U.S. dollar debt. During fiscal years 2014 and 2013, the Group entered into fixed forward contracts with a notional value of 24,000 and 27,000 Swiss Francs, respectively, with phased maturity dates through the end of each fiscal year. Changes in the fair value of foreign currency options are reported in changes in fair value of derivatives in the accompanying carve-out combined statements of operations. There were no open contracts as of June 30, 2014.

NOTE 6 - FAIR VALUE MEASUREMENTS

Certain financial assets and liabilities are recorded at fair value, which is defined as an exit price, representing that amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Group determines fair value based upon a hierarchy that defines three levels of inputs that may be used to measure fair value.

The three levels of inputs used to measure fair value are as follows:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs, other than Level 1 inputs that are either directly or indirectly observable. Included in Level 2 are investments measured using a net asset value (NAV) per share, or its equivalent, that may be redeemed at the NAV at the date of the carve-out combined balance sheets or in the near term, which is generally considered to be within 90 days.

Level 3 - Valuation techniques that use significant inputs that are unobservable, which reflect those that market participants would use.

The determination of whether an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

The following tables summarize the Group’s financial assets and liabilities measured at fair value on a recurring basis, segregated among the appropriate levels within the fair value hierarchy:

		June 30, 2014
		Fair value measurements using
Description	Fair value	Level 1	Level 2	Level 3

Publicly traded money market accounts	$2,348	$2,348	$—	$—

		June 30, 2013
		Fair value measurements using
Description	Fair value	Level 1	Level 2	Level 3

Foreign currency hedges	$386	$—	$386	$—

The following is a description of the valuation techniques used for these items, as well as the general classification of such items pursuant to the fair value hierarchy:

Foreign currency hedges - Fair values of foreign currency hedges are based on model-derived valuations using the foreign currency strike prices compared to actual foreign currency rates observed during the terms of the options. Therefore, the derivatives are classified within Level 2 of the fair value hierarchy.

Publicly traded money market accounts - Money market funds are valued at the closing price reported by the fund sponsor from an actively traded exchange. These are included within cash equivalents and restricted cash in the accompanying carve-out combined balance sheets.

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

Pension assets held in the pension plan as of June 30, 2014 and 2013, are as follows:

	Fair value measurements at June 30, 2014
Category	Level 1	Level 2	Level 3	Total
Cash	$1,591	$—	$—	$1,591
Equity securities
Stocks in Swiss currency	5,550	—	—	5,550
Stocks in other foreign currencies	10,821	—	—	10,821
Fixed income securities
Bonds in Swiss currency	2,393	10,498	—	12,891
Bonds in other foreign currencies	2,896	1,292	—	4,188
Other investments
Hedge funds	—	6,069	—	6,069
Equity long/short hedge funds	—	4,801	—	4,801
Commodities	3,997	—	—	3,997

Total	$27,248	$22,660	$—	49,908

Non-investment pension liabilities(a)				(449)

Total assets				$49,459

	Fair value measurements at June 30, 2013
Category	Level 1	Level 2	Level 3	Total
Cash	$354	$—	$—	$354
Equity securities
Stocks in Swiss currency	4,917	—	—	4,917
Stocks in foreign currency	8,117	—	—	8,117
Fixed income securities
Bonds in Swiss currency	1,622	5,326	—	6,948
Bonds in foreign currency	10,280	—	—	10,280
Other investments
Hedge funds	—	5,436	—	5,436
Equity long/short hedge funds	709	1,171	—	1,880
Commodities	3,381	—	—	3,381

Total	$29,380	$11,933	$—	41,313

Non-investment pension assets(a)				482

Total assets				$41,795

(a) Includes receivables and payables that are net assets of the plan, but are not considered investments.

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

Assets held in pension plans - These investments consist of stocks, bonds, equity hedge funds, real estate, commodities and cash in a mix of funds managed by financial institutions. The other investments are valued based on the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus liabilities, and then divided by the number of shares/units held at year-end. The NAV is quoted on a private market and the underlying assets owned by the fund are traded on active markets.

NOTE 7 - INCOME TAXES

Substantially all of the Group’s domestic operations are structured as limited liability corporations. Additionally, three foreign schools in the Group are subject to income taxes in the countries in which they operate. The Group’s Mexican school is tax-exempt as a result of their status as educational institutions for income tax purposes.

The following are reconciliations of the Group’s combined loss before income taxes to income of taxable entities and the components of income tax expense for the years ended June 30:

	2014
	Domestic	Foreign	Total
Income from continuing operations before income taxes
Combined	$2,632	$20,717	$23,349
Less non-taxable entities	(2,632)	(3,712)	(6,344)
Taxable entities	$—	$17,005	$17,005
Income tax (expense) benefit
Current	$(104)	$(3,773)	$(3,877)
Deferred	—	76	76
Total	$(104)	$(3,697)	$(3,801)

	2013
	Domestic	Foreign	Total
Income from continuing operations before income taxes
Combined	$1,579	$20,507	$22,086
Less non-taxable entities	(1,579)	1,529	(50)
Taxable entities	$—	$22,036	$22,036
Income tax (expense) benefit
Current	$(90)	$(3,853)	$(3,943)
Deferred	—	107	107
Total	$(90)	$(3,746)	$(3,836)

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

The Group had income taxes payable of $1,516 and $2,784 as of June 30, 2014 and 2013, respectively. These balances are reflected in accounts payable and accrued expenses.

Deferred tax assets and liabilities are reflected in the carve-out combined balance sheets in the following components at June 30:

	2014	2013
Deferred tax liability
Deferred revenue, enrollment deposits and other	$(122)	$(100)
Other long-term liabilities	(599)	(1,735)
Net deferred tax liabilities	$(721)	$(1,835)

The income tax provisions for the years ended June 30, 2014 and 2013, differ from the amount determined by applying the applicable U.S. federal statutory income tax rate of 34% to income before income taxes due to state taxes, foreign taxes, valuation allowances and non-deductible expenses.

The following is a summary of the significant components of current and long-term deferred tax assets and liabilities at June 30:

	2014	2013
Current deferred tax assets (liabilities)
Accrued expenses	$1,808	$1,465
Inventory reserve	(74)	(73)
Allowance for doubtful accounts	(18)	(22)
Total current deferred tax assets	1,716	1,370
Long-term deferred tax (liabilities) assets
Trade name and student roster	(7,100)	(6,626)
Depreciation	(281)	(278)
Net operating loss carryover	1,160	1,127
Provision for pension liability	2,363	1,264
Deferred gain on the sale of fixed assets	2,373	2,244
Capital leases	2,734	2,112
Registration fees	(556)	(382)
Other	(131)	(49)
Total long-term deferred tax assets (liabilities)	562	(588)
Valuation allowance	(2,999)	(2,617)
Net deferred tax liabilities	$(721)	$(1,835)

Total deferred tax assets were $10,438 and $8,212 at June 30, 2014 and 2013, respectively. Total deferred tax liabilities were $8,158 and $7,430 at June 30, 2014 and 2013, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax-planning strategies in making this assessment. If the realization of deferred tax assets in the future is considered more likely than not, an adjustment to the deferred tax assets would increase net income in the period in which such a determination is made. At June 30, 2014 and 2013, the Group has $1,160 of net operating loss carryforwards and temporary differences of $1,839 in China that expire starting in 2015. Management has provided a full valuation allowance on deferred tax assets that are not expected to be realized.

The entities in the Group are subject to income taxes in the U.S., Switzerland, China and Luxembourg. The Group is no longer subject to U.S. federal income tax examination for years before 2010. The Group is also no longer subject to tax examination in Luxembourg for years before 2009. The statute of limitation for all Swiss filings is still open for examination. The Group is not aware of any current examinations by any state taxing authorities that would have a material impact to its carve-out combined financial statements.

NOTE 8 - RELATED PARTIES

Rent and Other Services

The Group rents various properties from a current director of an acquired school in Switzerland. Rental payments paid during the years ended June 30, 2014 and 2013, were $804 and $787, respectively.

NOTE 9 - EMPLOYEE BENEFIT PLANS

United States Profit Sharing Plans

The Group participates in a 401(k) plan (the 401(k) Plan) sponsored by the Parent. Employees are eligible to participate in the 401(k) Plan after reaching 21 years of age and one month of service. Employees may make contributions to the 401(k) Plan through payroll deferrals. Employer matching contributions are discretionary. The Group contributed $579 and $444 to the 401(k) Plan for the years ended June 30, 2014 and 2013, respectively.

European Defined Benefit Plan

The Group maintains a defined benefit pension plan (the Plan) covering substantially all of its European employees. Payments are made to the Plan by the employee and the employer. Contributions are based on the age of the employee and vary between 4% and 18% of eligible earnings, as defined. For the periods presented, the measurement date used is June 30.

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

Pension costs recognized during the years ended June 30 are as follows:

	2014	2013
Service cost for benefits earned	$2,256	$2,130
Interest cost on benefit obligation	983	845
Expected return on plan assets	(1,313)	(1,288)
Amortization of actuarial loss	539	889
Total pension cost	$2,465	$2,576

Actuarial assumptions in effect as of June 30 are as follows:

	2014	2013
Discount rate	1.60%	2.10%
Plan interest rate	2.00%	1.75%
Compensation increases (inclusive of inflation)	1.50%	1.50%
Expected long-term rate of return on assets	3.50%	3.00%

The Group evaluates its discount rate annually as of June 30 using the Mercer Yield Curve. To determine the expected long-term rate of return on Plan assets, management considered the target asset allocations, as well as expected returns on the various categories of Plan assets as shown in the table on the following page. The expected long-term rate of return has been adjusted to 3.50% to take into account the new target allocation and expected returns.

Expected rate of return on assets as of June 30, 2014, is as follows:

Category	Weight	Historical return	Expected return
Bonds in Swiss currency	25%	1.0%	0.35%
Bonds in other foreign currencies	12%	2.0%	0.25
Convertible bonds	5%	3.0%	0.10
Stocks in Swiss currency	12%	4.0%	0.70
Stocks in other foreign currencies	18%	6.0%	1.10
Real estate	10%	3.0%	0.40
Commodities	8%	3.0%	0.16
Hedge funds	10%	5.0%	0.44
Cash	0%	1.5%	0.00
Total			3.50%

The Group’s pension funding policy is to contribute amounts sufficient to meet regulatory requirements as set forth in employee benefit and tax laws, plus such additional amounts as the Group may determine to be appropriate. The Group contribution expected to be paid to the Plan during the year ending June 30, 2015, is $2,843, the amount required by funding regulations. No discretionary or non-cash contributions are expected to be made during this period. Participants are expected to contribute $1,996 for the same period.

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

Accumulated benefit obligation (ABO) and projected benefit obligation (PBO) represent the obligations of a pension plan for past service as of the measurement date. ABO is the present value of benefits earned to date with benefits computed based on current compensation levels. PBO is ABO increased to reflect expected future compensation. Benefit obligations as of June 30 are described in the following table.

	2014	2013
Actuarial present value of benefit obligations
ABO	$57,915	$46,199

PBO
Balance at the beginning of the year	$46,903	$44,062
Service cost for benefits earned	2,256	2,130
Interest cost on benefit obligation	983	845
Participant contributions	2,060	2,000
Unrecognized actuarial gains (losses)	7,361	(220)
Benefits and premiums paid	(3,643)	(2,359)
Translation adjustment	2,990	445

Balance at the end of the year	$58,910	$46,903

Changes in pension plan assets for the years ended June 30, 2014 and 2013, are described in the following table. The method for determining the fair value of assets is the market-related value of assets plus any accrual assets less benefits to be paid.

	2014	2013
Fair value of plan assets
Balance at the beginning of the year	$41,795	$36,415
Actual gain on plan assets	3,704	2,537
Employer contributions	2,929	2,845
Participant contributions	2,060	2,000
Benefits paid, net	(3,643)	(2,359)
Translation adjustment	2,614	357

Balance at June 30	$49,459	$41,795

Net pension liability at the end of the year	$(9,451)	$(5,108)

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

The Plan asset allocation strategy and actual asset allocation as a percentage of fair value as of June 30, 2014, is as follows:

Category	Plan policy	Target	Expected limits	Actual allocation

Bonds in Swiss currency	Authorized	30%	15% - 35%	25.8%
Bonds in foreign currencies	Authorized	12%	5% - 20%	8.4%
Stocks in Swiss currency	Authorized	12%	5% - 20%	11.1%
Stocks in foreign currencies	Authorized	18%	10% - 35%	21.7%
Real estate	Authorized	10%	5% - 15%	9.6%
Commodities	Authorized	8%	0% - 10%	8.0%
Hedge funds	Authorized	10%	0% - 15%	12.2%
Cash	Authorized	0%	0% - 20%	3.2%

Long-term strategic investment objectives include balancing short-term and long-term funded status of the Plan and balancing risk and return objectives. Plan fiduciaries oversee the investment allocation process, which includes selecting investment managers, setting long-term strategic targets and monitoring asset allocations. The asset targets are set to provide guidance for investment allocation within the limits placed on any one asset category as it relates to the entire plan allocation at any one point in time. Also, plan investments can only be made in the authorized asset categories shown above.

The Group’s recorded assets and liabilities for the pension plan as of June 30 are as follows:

	2014	2013

Unfunded status	$(9,451)	$(5,108)

Pension liability recorded in the combined balance sheet
Due after one year	$(9,451)	$(5,108)

Net amount recognized	$(9,451)	$(5,108)

At June 30, 2014, the Group expects to amortize $876 of the net actuarial loss currently deferred in members’ equity into pension cost in the year ending June 30, 2015.

As of June 30, 2014, there are no securities in the Plan that are expected to be returned to the Group in the year ending June 30, 2015.

Estimated future benefit payments under the Plan for the years ended June 30 are as follows:

Year ending June 30,

2015	$4,688
2016	4,411
2017	4,500
2018	3,151
2019 - 2024	16,809

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

NOTE 10 - COMMITMENT AND CONTINGENCIES

Real Estate Transaction

In September 2010, the Group completed the sale of one of its school’s campuses, including the land, building and improvements on the property. The sales price was $86,013 and proceeds from the sale were used to pay the outstanding senior debt related to the property. In conjunction with the sale, the Group retained a leasehold interest granting it the right to use the land and all the structures on it for a period of 80 years.

The land transaction qualified as a sale-leaseback and resulted in a deferred gain at the date of the transaction. The balance at June 30, 2014 and 2013, was $9,487 and $9,068, respectively. The land lease has been reflected as an operating lease and the gain is being amortized over the expected lease term in proportion to the leased asset.

Due to the terms of the agreement, the building did not meet the definition of a sale since the Group is deemed to have continuing involvement. This resulted in the building transaction being accounted for as a capital lease. The building proceeds at the date of the transaction have been recorded as a liability in the accompanying carve- out combined balance sheets. The balances remaining at June 30, 2014 and 2013, were $51,039 and $48,450, respectively. Future minimum lease payments are included in the table below.

Leases

The Group leases certain properties and equipment under operating and capital leases. The leases are non-cancelable and expire at various times through fiscal year 2090. Certain of these leases contain escalation clauses and renewal options after the initial term. Rent expense was approximately $9,088 and $7,763 for the years ended June 30, 2014 and 2013, respectively.

The cost for property and equipment under capital leases was $52,767 and $49,862 at June 30, 2014 and 2013, respectively. The accumulated amortization for these assets was $5,618 and $3,768 at June 30, 2014 and 2013, respectively.

Future minimum lease payments under both capital and operating leases are as follows:

Year ending June 30,	Capital leases	Operating leases

2015	$3,430	$9,320
2016	3,305	8,074
2017	3,225	7,668
2018	3,172	7,509
2019	3,033	7,462
Thereafter	213,227	298,634

Total minimum lease payments	229,392	$338,667

Less amount representing interest	(178,353)

Present value of net minimum lease payments	$51,039

Meritas Group

NOTES TO CARVE-OUT COMBINED FINANCIAL STATEMENTS - CONTINUED

June 30, 2014 and 2013

(In thousands)

Amortization expense for assets under capital leases is included with depreciation expense, which is classified in direct costs in the accompanying carve-out combined statements of operations.

NOTE 11 - SUBSEQUENT EVENTS

The Group evaluated its June 30, 2014, carve-out combined financial statements for subsequent events through May 8, 2015, the date the carve-out combined financial statements were available to be issued. With the exception of the matters discussed below, there were no material subsequent events that required recognition or additional disclosure in the carve-out combined financial statements.

On July 23, 2014, the Parent refinanced the credit facility by amending the $215,000 term loan and entering into an additional term loan for $80,000 (the New Credit Facility). At closing, a portion of the funds received under the New Credit Facility were used to pay down the credit facility to a principal balance of $180,000. The new $80,000 term loan bears interest at LIBOR plus 9.0% and matures on January 23, 2021. The New Credit Facility continues to provide for a $30,000 revolving credit facility.

On April 27, 2015, the Parent entered into a definitive agreement to sell the Group to Nord Anglia Education, Inc. (NYSE: NORD) for $575,000 in cash, subject to certain adjustments. The transaction is scheduled to close in mid-2015, subject to receipt of regulatory approvals and the satisfaction of other closing conditions.